

July 26, 2013

Via E-mail
Stacy B. Siegal, Esq.
General Counsel
rue21, inc.
800 Commonwealth Drive
Warrendale, PA 15086

Alex Pellegrini
Apax Partners, L.P.
601 Lexington Avenue, 53rd Floor
New York, NY 10022

> **Re:** **rue21, inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on July 19, 2013 by rue21, inc., Apax VIII-A L.P., Apax VIII-B L.P.,**
> **Apax VIII-1 L.P., Apax VIII-2 L.P. et al.**
> **File No. 005-85129**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on July 19, 2013**
> **File No. 001-34536**

Dear Ms. Siegal and Mr. Pellegrini:

We have reviewed your filings and have the following comments.

Amendment No. 1 to Schedule 13E-3

General

1. We note your response to prior comment 1. As requested, please disclose the name of, and the information called for by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to, each person controlling Apax VIII GP Co. Limited by means of an equity interest, and each executive officer and director of any corporation or other person ultimately in control of Apax VIII GP Co. Limited. See General Instruction C to Schedule 13E-3.

2. Please provide your analysis as to whether John Megrue and William Gumina are affiliates engaged in the Rule 13e-3 transaction.

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 9

3.   We note your response to prior comment 11. If the special committee did not perform its own going concern analysis, please revise your disclosure to disclose that the special committee specifically adopted, rather than relied on, the going concern analysis of the financial advisor.

4.   We note your response to prior comment 6. Given that the DCF analysis was prepared by an outside party on March 15, 2013, presented to the board of directors during its deliberations regarding the Rule 13e-3 transaction, and analyzed by the financial advisor, it appears to be materially related to the Rule 13e-3 transaction. Please provide the disclosure required by Item 1015 of Regulation M-A with respect to this report.

The Merger Agreement, page 96

5.   You have retained a statement that the representations and warranties have been made solely for the benefit of the other party to the merger agreement. Please revise this disclosure to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

Market Price of Common Stock and Dividends, page 135

6.   We note your response to prior comment 17. Please update the table appearing in this section as of the current quarter, rather than the end of the last fiscal quarter.

The Parent Group, page 142

7.   Please disclose in the first paragraph the identities of the "funds advised by Apax LLP" who beneficially own Parent and Merger Sub. We presume this reference is to Apax VIII-A L.P., Apax VIII-B L.P., Apax VIII-1 L.P., and Apax VIII-2 L.P. If not, we may have further comment.

Incorporation of Certain Documents by Reference, page 151

8.   You have retained references to documents "deemed to be incorporated by reference" into the prospectus. Please explain these references.

Form of Proxy Card

9.   Mark your form of proxy card "preliminary copy." See Rule 14a-6(e)(1).

10.   Please disclose the correct standard for use of discretionary authority. See
        Rule 14a-4(c)(3).

        You may contact me at (202) 551-3503 if you have any questions regarding our
comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
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        Kirkland & Ellis LLP

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